FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated July 13, 2009

Commission File Number 1-15148

BRF – Brasil Foods S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politécnica
Jaguaré, 05350-901 – São Paulo – SP, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

This report on Form 6-K shall be incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-160506) as amended, filed by BRF – Brasil Foods S.A. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BRF – Brasil Foods S.A. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 13, 2009

BRF – Brasil Foods S.A.

	By:	/s/ Leopoldo Viriato Saboya
		Name:	Leopoldo Viriato Saboya
		Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1

Opinion of Machado, Meyer, Sendacz e Opice Advogados, Brazilian counsel to the Registrant, as to tax matters, which constitutes Exhibit 8.1 to the Registrant’s Registration Statement on Form F-3 (Registration Statement No. 333-160506).